Exhibit 99.5

2024 2. Designation of the Board as the competent body to issue (and grant rights to subscribe for) Shares A in the share capital of the Company up to a maximum of 25% of the issued capital at the date of the Extraordinary General Meeting for a period of 36 months from the Extraordinary General Meeting and to limit or exclude statutory pre-emptive rights related thereto. LILIUM N.V. PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY. YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. IMMEDIATE - 24 Hours a Day, 7 Days a Week or by Mail Vote by Internet - QUICK EASY FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED CONTROL NUMBER Signature______________________________Signature, if held jointly__________________________________Date_____________, 2024. When Shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by the president or another authorized officer. If a partnership, please sign in partnership name by an authorized person. PROXY CARD The Board of Directors recommends you to vote FOR the following: Please mark your votes like this X FOR AGAINST ABSTAIN INTERNET – www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares. VOTE AT THE MEETING – If you plan to attend the virtual online general meeting, you will need your 12-digit control number to vote electronically at the general meeting. To attend the general meeting, visit: https://www.cstproxy.com/lilium/2024 MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided. The mailed proxy card must be received by Continental Stock Transfer & Trust Company no later than Tuesday, June 25, 2024 at 9:00 a.m. EDT. Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by Tuesday, June 25, 2024 at 9:00 a.m. EDT.

2024 Important Notice Regarding the Availability of Proxy Materials for Extraordinary General Meeting of Shareholders to be held on June 26, 2024: The Convocation Notice and Agenda are available at: https://www.cstproxy.com/lilium/2024 Paper copies of the proxy materials are also available, free of charge, via Continental Stock Transfer & Trust Company from May 31, 2024 at 4:30 p.m. EDT, by sending an email to: proxy@continentalstock.com. For the extraordinary general meeting of shareholders (the Extraordinary General Meeting) of Lilium N.V. (the Company) to be held on Wednesday, June 26, 2024, at 9:00 a.m. CEST at the offices of Freshfields Bruckhaus Deringer LLP, Strawinskylaan 10, 1077 XZ Amsterdam, the Netherlands, the shareholder(s) hereby grant(s) a power of attorney to Dirk-Jan Smit, civil law notary, of Freshfields Bruckhaus Deringer LLP, Amsterdam office, and any deputy-civil law notary working with Freshfields Bruckhaus Deringer LLP, Amsterdam office, each with the right of substitution, to represent it at the Extraordinary General Meeting and to address the Extraordinary General Meeting and exercise the voting rights attached to the shares that the shareholder(s) hold(s) on the record date, i.e. Wednesday, May 29, 2024, after the processing of all entries and deletions on that date, with which the shareholder(s) wish(es) to be represented and vote at the Extraordinary General Meeting, in the manner set out on the reverse side of this ballot on its behalf. THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO SUCH DIRECTION IS MADE, OR IF MULTIPLE INSTRUCTIONS ARE SELECTED ON THE REVERSE SIDE OF THIS BALLOT FOR ANY SINGLE VOTING ITEM, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE BOARD OF DIRECTORS’ RECOMMENDATIONS For further information, please visit the Company’s website at www.lilium.com. This power of attorney is governed by the laws of the Netherlands. (Continued and to be marked, dated and signed on reverse side) FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED LILIUM N.V.